==============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               --------------
                        SCHEDULE TO/A(RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                      IMPAC COMMERCIAL HOLDINGS, INC.
                     (Name of Subject Company (Issuer))

                      FORTRESS IMPAC ACQUISITION CORP.
                         FORTRESS INVESTMENT CORP.
                            FIC MANAGEMENT INC.
                 FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC
                              WESLEY R. EDENS
                             ROBERT I. KAUFFMAN
                              ERIK P. NYGAARD
                             RANDAL A. NARDONE
                    (Names of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.O1 PER SHARE
                       (Title of Class of Securities)
                               --------------
                                45254R 10 8
                               -------------
                   (CUSIP Number of Class of Securities)
                               --------------
                             Randal A. Nardone
                            FIC Management Inc.
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 798-6100
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                                  Copy to:
                          J. Gregory Milmoe, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000
                         CALCULATION OF FILING FEE
Transaction Valuation*: $41,410,066               Amount of Filing Fee: $8,282

----------------------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of Impac Commercial Holdings, Inc. (the "Company Common Stock" or the "Shares"), not already owned by the filing persons at a price per Share of $7.55 in cash. As of October 4, 2000, there were 8,000,812 Shares outstanding on a fully diluted basis and approximately 40,000 shares were reserved for issuance upon the exercise of outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

|_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|third-party tender offer subject to Rule 14d-1.
|_|issuer tender offer subject to Rule 13e-4.
|X|going-private transaction subject to Rule 13e-3.
|X|amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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   This Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed
October 13, 2000, relates to the third-party tender offer by Fortress Impac Acquisition Corp. ("Purchaser"), a Maryland corporation and wholly owned subsidiary of Fortress Investment Corp., a Maryland corporation, to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Impac Commercial Holdings, Inc., a Maryland corporation (the "Company"), at a purchase price of $7.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 13, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal,"which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

ITEM 4.  TERMS OF THE TRANSACTION

   The first paragraph of Section 12, entitled "Certain Conditions to the Offer" is hereby amended and restated in its entirety as follows:

   Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, prior to the Expiration Date, in its sole discretion in accordance with and, otherwise subject to, the terms of the Merger Agreement, Purchaser shall not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered Shares, if, at any time, prior to the Expiration Date, any of the following events shall occur:





                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    FORTRESS IMPAC ACQUISITION CORP.


                                    By:  /s/ RANDAL A. NARDONE
                                       -----------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Secretary and Treasurer


Date: November 6, 2000





                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    FORTRESS INVESTMENT CORP.


                                    By:  /s/ RANDAL A. NARDONE
                                       ------------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Chief Operating Officer and
                                              Secretary


Date: November 6, 2000




                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    FIC MANAGEMENT INC.


                                    By:  /s/ RANDAL A. NARDONE
                                       ------------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Chief Operating Officer and
                                              Secretary


Date: November 6, 2000




                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                 FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC


                                By:   /s/ RANDAL A. NARDONE
                                    --------------------------------------
                                Name:  Randal A. Nardone
                                Title: Manager


Date: November 6, 2000




                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ WESLEY R. EDENS
                                 ---------------------
                                 Wesley R. Edens


Date: November 6, 2000







                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ ROBERT I. KAUFFMAN
                                 ---------------------------
                                 Robert I. Kauffman


Date: November 6, 2000







                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ ERIK P. NYGAARD
                                 ---------------------
                                 Erik P. Nygaard


Date: November 6, 2000







                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ RANDAL A. NARDONE
                                 ---------------------------
                                 Randal A. Nardone


Date: November 6, 2000